January 16, 2019

Dear Hudbay Shareholders:

Waterton, one of Hudbay Minerals Inc.'s ("Hudbay" or the "Company") (TSX: HBM) (NYSE: HBM) largest shareholders with approximately 11.9% of the issued and outstanding shares, today announced eight highly-qualified and experienced director candidates for election to the Hudbay Board at the 2019 Annual Meeting. The 2019 Annual Meeting will provide you with an opportunity to elect a truly independent board that can offer critically important fresh perspectives on maximizing shareholder value at Hudbay. Waterton's proposed director slate is fully independent and does not include any employees or direct representatives of Waterton.

Under the current Board and management team, Hudbay has repeatedly failed to realize its potential. We believe this underperformance derives from the following four factors and it is specifically because of these factors that eight of the ten current Hudbay directors need to be replaced:

- A pervasive culture of entrenchment;
- A deficiency of real leadership from the Company's Chairman and Chief Executive Officer ("CEO");
- The Board lacking expertise in key areas; and
- The Board lacking the necessary engagement and focus from certain Board members.

In an effort to finally end Hudbay's underperformance, Waterton is proposing a Board slate of individuals who have the skillset, experience and imminent willingness to resolve the issues currently plaguing the Company. The nominees collectively include:

- A tenacious "Blue Chip" Chairman candidate who will eradicate entrenchment and seek value for shareholders and other stakeholders;
- A CEO candidate with decades of global operational and leadership experience;
- Deep US permitting experience, specifically with *Clean Water Act* and 404 permit issues;
- Decades of experience developing, constructing and operating large open pit copper mines;
- Significant stakeholder relations expertise in Peru;
- Mining technology expertise; and
- Proven experience with resolving strategic issues and financing projects within the mining sector.

While ultimately the Board will select the CEO of Hudbay, Waterton is proposing its Board nominee, Peter Kukielski, for the role. Mr. Kukielski most recently held the CEO role at Nevsun Resources ("Nevsun") (TSX: NSU) (NYSE American: NSU). We believe Mr. Kukielski is the right person to lead Hudbay because he has exceptional operating experience and a proven track record of creating and crystallizing market value for investors. Mr. Kukielski was announced as CEO of Nevsun in May 2017. During his tenure, Total Shareholder Return for Nevsun investors was 93%[1]. During this same period, Hudbay's Total Shareholder Return was -12%. Over his 30-year career at Nevsun, ArcelorMittal, Teck Resources, Falconbridge and BHP Billiton, Mr. Kukielski has overseen dozens of complex operating and development stage mines in approximately 15 jurisdictions.

We believe Mr. Kukielski's immense experience defining, communicating and executing on a holistic business strategy across multiple mining projects and jurisdictions will be invaluable to Hudbay.

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[1] Total Shareholder Return calculated from May 12, 2017 to December 31, 2018.

As compared to other "best in class" mining companies, Hudbay's business and capital allocation strategies are alarmingly thin; one reason for this is that the C-suite does not have the necessary global, multi-asset, experience to meaningfully define these strategies. Hudbay has evolved from being essentially a single-asset/single-province company to a complex multinational company, yet the current CEO, COO and CFO all have their roots in the older, simpler Hudbay. During Hudbay's expansion, this home-grown team has been learning on the job, but the time for learning on the job is over. Hudbay requires, and shareholders deserve, a CEO who already has decades of experience managing a multinational portfolio of mining assets and who can help define and execute on a clear business strategy that maximizes shareholder value.

Underperformance and Current Board Issues

Hudbay has the potential to become a world-class intermediate copper producer. However, under the oversight of the current Board, the Company has been a chronic underperformer. The Company's 1-year, 3-year and 5-year Total Shareholder Return relative to its peer group[2] has been an abysmal -37%, -89% and -68%, respectively.[3]



The Entrenched Five

Hudbay suffers from a culture of entrenchment. Each of Mr. Alan Hibben, Mr. Warren Holmes, Mr. Alan Lenczner, Mr. Kenneth Stowe and Mr. Alan Hair (collectively, the "Entrenched Five") has either been on the Board or in a senior management role at the Company for nearly a decade.

Director	Tenure as Director/Senior Management	Total Shareholder Return Relative to Peers	Total Shareholder Return Relative to Hudbay's Self-Selected Peers[4]
Alan Hibben	Since March 23, 2009	-122%	-93%
Warren Holmes	Since March 23, 2009	-122%	-93%
Alan Lenczner	Since March 23, 2009	-122%	-93%
Kenneth Stowe	Since June 24, 2010	-86%	-79%
Alan Hair	Since June 1, 2012[5]	Since CEO[6] -106%	Since CEO -56%

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[2] We believe an appropriate peer group for Hudbay should only include companies that (i) have a market capitalization of greater than US$500 million, (ii) have material exposure to the Americas, (iii) have copper comprising greater than 50% of reserves, and (iv) are publicly listed on a major stock exchange, and not the peer group described in Hudbay's public disclosure.

[3] Total Shareholder Return calculated as of close October 4, 2018, the day before Waterton's first public comments regarding Hudbay.

[4] Hudbay's self-selected peers, as described in its public disclosure.

[5] Date Alan Hair became the Chief Operating Officer of Hudbay.

[6] Alan Hair became the Chief Executive Officer of Hudbay on January 1, 2016.

We would note how drastically the Entrenched Five have underperformed the peer group they select for themselves, in addition to all relevant market indices.

The issue at Hudbay is not just the lengthy tenures of the Entrenched Five. It is that a critical mass of the Board has served together for nearly a decade and, even more dubiously, their service has coincided with Mr. Hair and a substantial portion of the current C-suite being in senior management roles. Given these facts, shareholders should have a legitimate concern as to whether, after a decade, the linchpin of good corporate governance – director independence – has been eroded and whether that erosion is adversely impacting decision-making and, ultimately, shareholder value. We believe this culture of entrenchment at Hudbay has negatively impacted shareholder value and it must stop now.

Engagement in Critical Areas

We believe that the Company is lacking an engaged and focused South American perspective on the Board. It seems that the Board's primary recent South American expertise comes from Mr. Igor Gonzales, who joined the Board in July 2013. In May 2017, Mr. Gonzales became the President and Chief Executive Officer of Sierra Metals ("Sierra") (TSX: SMT) (BVL: SMT) (NYSE American: SMTS). Currently, Sierra is (i) completing pre-feasibility and feasibility studies on three separate projects; (ii) undergoing significant expansion at its three operating mines; and, (iii) working to acquire key permits at its Peruvian operations after the Peruvian regulator recently rejected its Environmental Impact Assessment. Hudbay requires representation on its Board that has the bandwidth to meaningfully analyze the Company's South America operations. Due to the considerable attention required of Mr. Gonzales to address the issues facing Sierra, he lacks the adequate bandwidth that Hudbay shareholders deserve.

Targeting Expertise in the Mining Sector

In the same way that Hudbay has changed and grown, we believe that the Company's Board must evolve in order to meaningfully hold management to account. As currently constituted, the Board does not have the requisite skillset in the sector to hold management accountable, as evidenced by the Company's failures on multiple fronts and also by the inappropriate methodologies applied by the Board to assess management. To that end, we believe the Board should be refreshed to include mining sector expertise that is responsive to the very specific and material issues that challenge the Company so that progress can be made and, just as importantly, management can be meaningfully assessed. Each Board seat should be allocated to either a leadership role or to a subject matter expert (i.e., US permitting, open pit mine construction, South American stakeholder relations). While we respect Ms. Carin Knickel's and Mr. Colin Osborne's experience in the oil and gas and steel sectors, respectively, we believe that, at this critical juncture, these Board seats should be allocated to subject matter experts with deeper experience in the base metals sector who would more effectively provide strategic corporate guidance while holding management to account.

Given the foregoing entrenchment, lack of engagement, and inadequate expertise, we believe that eight of the ten current directors of Hudbay should be either entirely disqualified from sitting on the Company's Board or their seats should be upgraded with new independent directors who offer far more engagement, relevant expertise, and a proven track record of creating value for shareholders.

It's Time for Fresh Perspectives and New Ideas

Waterton's director nominees have been selected in a very targeted manner, keeping in mind the specific and complementary expertise that is required on the Board to meaningfully inform corporate strategy, hold management to account, and maximize shareholder value. Waterton's director nominees are as follows:

Director	Proposed Role
Peter Kukielski	CEO & Director
Richard Nesbitt	Independent Chairman
Mike Anglin	Independent Director
David Deisley	Independent Director
Emily Moore	Independent Director
Daniel Muniz Quintanilla	Independent Director
Ernesto Balarezo	Independent Director
David Smith	Independent Director

Strong, Proven and Experienced Leadership in the C-suite

Hudbay now has the rare opportunity to recruit a CEO with a proven and successful track record. Mr. Kukielski not only has the operational experience to lead Hudbay, but, just as importantly, he has decades of experience in developing holistic business strategies for companies with multinational mining portfolios. Mr. Kukielski's credentials include:

✓ **Multinational Mining Expertise**: Mr. Kukielski has more than 30 years of extensive global experience within the base and precious metals sector as both a top executive and director, having overseen operations across the globe for companies such as Nevsun, ArcelorMittal, Teck Resources, Falconbridge and BHP Billiton.

✓ **A Proven Value Creator**: During his tenure as Nevsun's CEO starting in May 2017, Mr. Kukielski increased the diversified mid-tier mining company's Total Shareholder Return by 93%, essentially doubling shareholder value.

✓ **Significant Executive Leadership Experience**: Mr. Kukielski has held multiple CEO and C-suite roles at public and private companies in multiple jurisdictions:
   o **2017 – December 2018:** President and Chief Executive Officer of Nevsun, where he oversaw assets located in Eritrea, Serbia and Macedonia.
   o **2015 – 2017:** Non-Executive Director at South32 (ASX: S32) (JSE: S32) (LSE: S32) with mining assets in Australia, South Africa, Mozambique, Brazil, Colombia and the US.
   o **2014 – 2017:** Chief Executive Officer of Anemka Resources, a private company backed by Warburg Pincus formed to invest in global mining assets.
   o **2008 – 2013:** Chief Executive, Mining for ArcelorMittal, responsible for 27 operating mines and development projects distributed across 12 countries.
   o **2006 – 2008:** Chief Operating Officer of Teck Resources, responsible for the company's base metal, gold and coal mines, major development projects and a refinery.
   o **2001 – 2006:** Falconbridge (originally Noranda) serving in a variety of senior roles, including Chief Operating Officer and overseeing 19 operations and 8 development projects in Canada, USA, Peru, Chile, Dominican Republic, Jamaica and Norway.
   o **1997 – 2001:** BHP Billiton, serving as Engineering and Commissioning Manager on the Antamina Project, a world-class greenfield development in Peru.

A Board with the Skills and Expertise Necessary to Resurrect Hudbay

- **Richard Nesbitt (Proposed Chairman)**
  - *Why Mr. Nesbitt?*
    - ✓ Hudbay requires oversight by a strong, steadfast and tenacious leader who has decades of corporate experience and a clear vision in order to change the Company's culture of complacent underperformance.
  - *Current and Prior Roles*

- ✓ Mr. Nesbitt has led some of Canada's largest and most important institutions and has executed some of the country's most seminal corporate transactions.
- ✓ President and Chief Executive Officer of the TSX Group (the predecessor to the TMX Group).
- ✓ Chairman and Chief Executive Officer of CIBC World Markets and the Chief Operating Officer of CIBC Bank.
- ✓ President and Chief Executive Officer of HSBC Securities Canada.
- ✓ President and Chief Executive Officer of the Global Risk Institute.
- ✓ Adjunct Professor at the Rotman School of Management, University of Toronto.
- ✓ Visiting Professor at the London School of Economics.
- ✓ Visionary Award from Women in Capital Markets for his work throughout his career to sponsor gender diverse management teams.

- **Mike Anglin**
  - *Why Mr. Anglin?*
    - ✓ Given its operations at Constancia and a pending construction decision at Rosemont, the Board requires someone who has comprehensive open pit copper mining expertise and extensive experience with developing and constructing large-scale open pit copper mines in the Americas.
  - *Current and Prior Roles*
    - ✓ Mr. Anglin has over 30 years of experience in the base and precious metals industry, with a focus on South American and US operations and, importantly, mine construction.
    - ✓ Chief Operating Officer of the Base Metals Group of BHP Billiton based in Santiago:
      - Responsible for operations, business development and HSEC (health, safety, environmental and compliance), technical support, governance and business improvement within BHP Billiton's Base Metals Business Group;
      - Responsible for the majority of BHP Billiton's large-scale open pit copper mines in South America; and
      - Extensive experience in South American government and community relations.
    - ✓ Chair of the Board at SSR Mining (TSX: SSRM), including current and prior roles on the Corporate Governance & Nominating Committee, the Safety and Sustainability Committee and the Compensation Committee.

- **David Deisley**
  - *Why Mr. Deisley?*
    - ✓ Hudbay's Board lacks meaningful experience in US permitting/regulatory matters and South American stakeholder/community engagement, two areas of expertise that are indispensable for unlocking value at Rosemont and Constancia.
  - *Current and Prior Roles*
    - ✓ Mr. Deisley is a highly-regarded corporate mining lawyer and permitting professional with over 30 years of specialized experience on corporate matters within the mining sector, US permitting matters and South American permitting and stakeholder relations.
    - ✓ Recently retired as General Counsel of NOVAGOLD (NYSE American: NG) (TSX: NG), where he led the permitting of the company's flagship project in Western Alaska (Donlin Gold), which secured a joint federal Record of Decision from the Corps of Engineers and the Bureau of Land Management and, perhaps of most relevance for Hudbay's Rosemont project, a *Clean Water Act* 404 permit.

- ✓ Executive Vice President, Corporate Affairs and General Counsel at Goldcorp (NYSE: GG) (TSX: G) with responsibility for Goldcorp's community engagement with indigenous communities in Canada and Latin America.
- ✓ General Counsel at Barrick Gold (NYSE: GOLD) (TSX: ABX) at the regional and country levels responsible for permitting and community and stakeholder relations in Nevada, Chile and Peru.

- **Emily Moore**
  - *Why Ms. Moore?*
    - ✓ It is clear to us, and in fact in 2018 Mr. Hibben communicated to us, that Hudbay is in need of additional mining technology experience at the Board level.
  - *Current and Prior Roles*
    - ✓ A Rhodes Scholar and PhD in Physical Chemistry from Oxford University, Ms. Moore is an experienced professional in mining technology and innovation.
    - ✓ Director of Technology Development/Managing Director for Water and Innovation at Hatch, where she led the development and deployment of new technology projects in the areas of mining, metallurgy, power and water, among others.
    - ✓ Principal Engineer and Manager of the Composite Materials Engineering Group at Xerox Research, where she spent over 10 years and co-invented 21 patents.
    - ✓ Professor of Engineering Leadership and Director, Troost Institute, University of Toronto.
    - ✓ Professor at the Institute for Studies in Transdisciplinary Engineering Education and Practice, University of Toronto.
    - ✓ Named one of the "100 Global Inspirational Women in Mining".

- **Daniel Muniz Quintanilla**
  - *Why Mr. Muniz?*
    - ✓ Hudbay's Board requires strategic thinking to guide its long-term South American business strategy, and given Mr. Muniz's remarkable career and track-record with Grupo Mexico (BMV: GMEXICOB) across South America, he is uniquely positioned to provide this guidance.
  - *Current and Prior Roles*
    - ✓ Managing Director and Executive Vice President of Americas Mining, the holding company of the Mining Division of Grupo Mexico, which has operations in Peru, Mexico, US and Spain. As Managing Director, Mr. Muniz led several successful M&A, joint venture and other similar transactions leading to the acquisition and integration of several world-class assets into Grupo Mexico.
    - ✓ Executive President & Chief Executive Officer of Industrial Minera Mexico, the Underground Mining Division of Grupo Mexico.
    - ✓ Chief Financial Officer of Grupo Mexico, during which time he successfully raised more than $6 billion for the company through a variety of securities, including bonds, structured bonds and project finance.

- **Ernesto Balarezo**
  - *Why Mr. Balarezo?*
    - ✓ Hudbay's Board requires engaged Peruvian representation, and a Board member with extensive open pit mining experience in Peru, along with a deep social and political network to help resolve the stakeholder issues at Constancia and specifically at Pampacancha.
  - *Current and Prior Roles*
    - ✓ Mr. Balarezo is a Peruvian national and resident with an invaluable local network, and decades of mine operating and stakeholder experience in Peru.

- ✓ Hochschild Mining (LME: HOC), Vice President of Operations (reporting directly to the CEO) and was responsible for the oversight of five active mining operations with more than 10,000 employees in Peru, Mexico and Argentina.
- ✓ Chief Executive Officer of Gold Fields, Peru, responsible for the Cerro Corona mining unit.
- ✓ Special Compliance Unit of Peru Government, responsible for monitoring the advancement of certain special projects under the direct report and supervision of the Peruvian Prime Minister.
- ✓ Independent Director of the largest Peruvian construction company, Graña y Montero (NYSE: GRAM) (BVL: GRAMONC1).

- **David Smith**
  - *Why Mr. Smith?*
    - ✓ Given Hudbay's entrenched culture and the fact that it may be at key strategic inflection points at certain assets, the Board requires additional governance support and someone that has very extensive boardroom experience managing significant strategic issues, specifically within the mining sector.
  - *Current and Prior Roles*
    - ✓ Executive Vice President and Chief Financial Officer of Finning International (TSX: FTT), a major equipment supplier to the mining industry with significant operations in Canada and South America.
    - ✓ 16 years in various senior executive roles at Placer Dome with extensive experience in North and South America where Mr. Smith was involved in the acquisition, development, financing and operations of base and precious metal mines.
    - ✓ Corporate Director at Pretium Resources (NYSE: PVG) (TSX: PVG), where he is Chair of the Audit Committee and a member of the Compensation Committee.
    - ✓ Corporate Director at Nevsun, where he was the Chair of the Audit Committee, a member of the Corporate Governance Committee and the Chair of the Special Committee overseeing the C$1.8 billion change of control transaction with Zijin Mining.
    - ✓ Corporate Director at Dominion Diamond (NYSE: DDC) (TSX: DDC), where Mr. Smith was the Chair of the Audit Committee, a member of the Compensation Committee and a member of the Special Committee that led the strategic review and US$1.2-billion sale to Washington Companies.

Maintaining Appropriate Continuity on the Board

While we believe the majority of the incumbent Board is entrenched, lacks necessary expertise, and is unable to hold management to account, we also view a certain level of continuity at the Board level as important. Therefore, we currently would be supportive of the re-election of incumbent Hudbay directors Carol Banducci and Sarah Kavanagh to the Board at the upcoming Annual Meeting.

In particular, we recognize Ms. Banducci's strong experience in the mining industry and we acknowledge that she has not had the same history at Hudbay as some of the other directors and that she is widely recognized for her professional competence in Canada. Further, in our limited interactions with Ms. Kavanagh, we found her to be professional and reasonable and we believe her vast financial and regulatory experience would continue to add value to the Hudbay boardroom.

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We encourage Hudbay shareholders not to be misled by the Company's rhetoric about Waterton, our intentions or potential conflicts of interest. It should now be clear that Waterton has no desire to be in the Hudbay boardroom, but we do have a desire to see competent, entirely independent, directors in the boardroom overseeing the Company. As owners of approximately 11.9% of the Company's outstanding shares, our interests are fully aligned with those of all shareholders.

We would also note that, on information and belief, we are aware that the Company or its representatives have recently contacted certain of our suggested director nominees to join the Board. To this, we would say, if the Company is already interested in our candidates, why should it matter that we are suggesting the candidates? In a meritocratic manner we believe the **best qualified** candidates with the **most relevant** skillsets should be elected to the Hudbay Board.

For Waterton, this campaign is about the facts. The facts are that Hudbay is underperforming because of its culture of entrenchment; lack of real leadership in the C-suite; lack of necessary engagement in the boardroom; and a lack of key industry skills and expertise.

Focusing on the facts, we would ask shareholders to do a factual "like for like" comparison of the current Hudbay Board and Waterton's proposed slate to determine which slate has the more relevant professional expertise and experience to substantively hold the Company's management to account and put Hudbay back on the path to prosperity. **The answer is clear and categorical: it's the Waterton slate**.

Our proposed directors together with the continuing directors will have the ability to finally free Hudbay from its culture of entrenchment and guide the Company in a manner that unlocks and maximizes value for all shareholders. It's time for change.

Sincerely,

Isser Elishis
Chief Investment Officer